Exhibit 2.1

Merger Agreement

Dated	December 12, 2017

Between
TCP International Holdings Ltd.
c/o SEFID Treuhand AG
Alte Steinhauserstrasse 1
6330 Cham
Switzerland
a company limited by shares (Aktiengesellschaft) pursuant to art. 620 ff. CO having its seat in Cham (“TCPI”)

And
Quality Light Source GmbH, in formation
300 Lena Drive
Aurora, OH 44202
USA
a Swiss limited liability company (Gesellschaft mit beschränkter Haftung) in formation (“MergerCo”) represented by Q L Light Source Company Limited, a Hong Kong private company limited by shares (“MergerCo Incorporator”)

(each a “Party” and together the “Parties”)

TABLE OF CONTENTS
Page
1.Merger
1.1Agreement to Merge    1
1.2Merger Report and Merger Balance Sheet    2
1.3Transfer of TCPI Assets and Liabilities to MergerCo    2
2.Exchange of TCPI Shares for Merger Consideration
2.1Merger Consideration    3
2.2Implementation of the Exchange    3
2.3Treatment of Certain Share Capital and Equity    6
2.4Cessation of Trading in TCPI Shares    7
3.Shareholders’ Meetings
3.1MergerCo Shareholders’ Meeting    7
3.2TCPI Shareholders’ Meeting    7
4.Representations and Warranties of TCPI
4.1Corporate Existence and Authorization    7
4.2Due Execution    8
4.3No Conflict    8
4.4Capitalization    8
4.5TCPI Financial Statements, No Material Adverse Effect    8
4.6Finder’s Fees    9
4.7Date of Representations, No Other Representations    9
5.Representations and Warranties of MergerCo
5.1Corporate Existence and Authorization    9
5.2Due Execution    9
5.3No Conflict    10
5.4Capitalization    10
5.5Finder’s Fees    10
5.6Date of Representations, No Other Representations    10
6.Interim Covenants
6.1Merger Audit    11
6.2Employee Matters    11
6.3Proxy Statement    11
6.4Conduct of Business    11
6.5Announcements    13
6.6Third Party Claims in Connection with the Merger    13
6.7Directors’ and Officers’ Insurance    13
6.8Further Assurances    13
6.9Financing    14
6.10Restructuring    14
6.11Formation of MergerCo, Liability of MergerCo Incorporator, Amendment and Restatement of Merger Agreement    14
7.Validity and Completion
7.1Effectiveness of the Merger Agreement    15
7.2Conditions Precedent to the Merger    15
7.3Applications to the Commercial Register    16
7.4Completion    16
7.5Termination of the Merger Agreement    17
8.Miscellaneous
8.1Confidentiality    17
8.2Notices    17
8.3Costs    19
8.4Modifications and Amendments, Joint Negotiation    19
8.5Severability    19
8.6Non-Assignment    19
8.7Applicable Law and Jurisdiction    19
8.8Jurisdiction on Shareholders’ Claims    20

EXHIBITS
Exhibit 1.2.2        Unaudited Merger Balance Sheet
Exhibit 2.3.4        Employment agreement severance terms
Exhibit 4.4(i)        Capitalization
Exhibit 4.4(ii)        TCPI Subsidiaries and TCPI Subsidiary Shares
Exhibit 4.5(i)        TCPI Financial Statements
Exhibit 4.6        Finder’s fees
Exhibit 6.2        Employee matters
Exhibit 6.4        Conduct of business
Exhibit 6.10        Restructuring transactions
Exhibit 7.2(f)(xii)    Specified TCPI customers

WHEREAS, MergerCo is in formation by MergerCo Incorporator;
WHEREAS, MergerCo will be wholly owned by MergerCo Incorporator;
WHEREAS, TCPI (i) is a company limited by shares; (ii) has its registered seat in Cham; (iii) is registered in the commercial register of the canton of Zug under the registration number CHE-116.056.923; (iv) has a share capital of 29,982,345 that is divided into 29,982,345 registered shares with a par value of CHF 1.00 each; and (v) has a purpose of holding companies active in the distribution, sale and marketing of energy efficient light bulbs;
WHEREAS, MergerCo proposes that TCPI merge into MergerCo;
WHEREAS the Parties then negotiated the terms of this merger agreement (this “Merger Agreement”);
WHEREAS, the boards of directors of TCPI and MergerCo Incorporator (as representative of MergerCo) have approved the execution of this Merger Agreement on the date hereof;
WHEREAS, concurrently with the execution of this Merger Agreement, Ellis Yan, a citizen of the United States, Solomon Yan, a citizen of the People’s Republic of China, Cherry Plus Limited, a company incorporated under the laws of the British Virgin Islands, and the Lillian Yan Irrevocable Stock Trust (collectively, the “Yan Group”) and TCPI have executed a support agreement agreeing to certain matters with respect to the Merger (as defined below) and the transactions contemplated hereby; and
WHEREAS, prior to the Completion, certain members of the Yan Group may transfer TCPI Shares to entities which will be wholly owned by one or more members of the Yan Group (such entities, “Yan Group Affiliates”).
NOW, THEREFORE, the Parties agree to enter into this Merger Agreement:

1.	Merger

1.1	Agreement to Merge
Subject to the approval of this agreement by the shareholders’ meetings of each Party pursuant to Section 3, the Parties hereby agree that MergerCo and TCPI shall merge pursuant to art. 3 et seq. of the Swiss Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities (the “Merger Act”) (merger by absorption between two companies limited by shares) and in accordance with this Merger Agreement (the “Merger”). MergerCo shall be the acquiring company which shall continue to operate, and TCPI shall be the transferring company which shall be dissolved upon the registration of the Merger in the competent Commercial Registers (“Completion”). By operation of law, TCPI’s assets, liabilities and contracts shall be transferred to MergerCo in their entirety (Universalsukzession) as of Completion.

1.2	Merger Report and Merger Balance Sheet

1.2.1	Merger Report
The TCPI board of directors (the “TCPI Board”) and, if required by any Commercial Register in connection with the Completion, the MergerCo board of directors (the “MergerCo Board”) shall approve a merger report as set forth in art. 14 of the Merger Act (the “Merger Report”) as soon as practicable.

1.2.2	Merger Balance Sheet
The Merger shall be implemented on the basis of an interim balance sheet (Zwischenabschluss) of TCPI as of September 30, 2017 that has been prepared under Swiss statutory accounting principles (the “Merger Balance Sheet”). An unaudited Merger Balance Sheet is attached hereto as Exhibit 1.2.2. Pursuant to the unaudited Merger Balance Sheet, TCPI has assets of CHF 116,141,842 and liabilities of CHF 2,935,550 and accordingly an asset surplus of CHF 113,206,293.
Prior to the Completion, TCPI shall deliver to MergerCo the audited Merger Balance Sheet.
At Completion, TCPI’s assets and liabilities will be transferred to MergerCo at book value.

1.2.3	Effective Date Agreed between the Parties
With retroactive effect as from and including October 1, 2017, and all acts and operations of TCPI as from such date shall be deemed to be conducted for MergerCo’s account. MergerCo knows and accepts all changes of the assets and liabilities occurred since October 1, 2017.

1.3	Transfer of TCPI Assets and Liabilities to MergerCo
Upon the Completion, any and all of the rights, assets (including, for the avoidance of doubt, any and all goodwill, intellectual property rights, know-how, stock, property, records, cash, bank or brokerage accounts, contracts and the benefit of any claims or debts) and liabilities (including, for the avoidance of doubt, any and all legal positions, obligations, claims, debts and environmental, health and safety, employer, contractual, financing or other liabilities, including contingent liabilities and guarantees) of TCPI shall transfer to MergerCo by operation of law (Universalsukzession) pursuant to the Merger Act.
MergerCo undertakes, for the benefit of each person to whom TCPI owes any obligation or has any liability, from and after the Completion, to accept, assume and agree to faithfully perform and fulfil such obligations and discharge such liabilities as if it originally owed or had them instead of TCPI. MergerCo accordingly agrees for the benefit of each such person that such person may enforce any such liability directly against MergerCo, without recourse to TCPI, on the same terms and to the same extent that such liability would have been enforceable by such person against TCPI had the Merger not been completed, regardless of where or against whom such liability is asserted or determined (including any liability arising out of claims made by TCPI’s or MergerCo’s respective shareholders, directors, officers, employees, agents, subsidiaries or affiliates) or whether asserted or determined prior to, on or after the Completion, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of the laws of any jurisdiction, fraud, misrepresentation or any other cause.
As and from the Completion, MergerCo shall take the place, and assume control, of any claim made or proceedings threatened or issued by or against TCPI or where TCPI is otherwise a party or notice party to, whether asserted or determined prior to, on or after the Completion, and MergerCo shall seek to have its name substituted for that of TCPI in any proceedings ongoing before any court, arbitration or other judicial or administrative tribunal in any jurisdiction.

2.	Exchange of TCPI Shares for Merger Consideration

2.1	Merger Consideration
The Parties agree each record holder of TCPI Shares (each, a “TCPI Shareholder” and collectively, the “TCPI Shareholders”), with the exception of MergerCo, each member of the Yan Group and any Yan Group Affiliates, shall receive cash consideration pursuant to article 8 para. 2 of the Merger Act. Each TCPI Shareholder (with the exception of MergerCo, each member of the Yan Group and any Yan Group Affiliates) shall receive for each registered TCPI common share, with a par value of CHF 1.00 (each, a “TCPI Share”), issued and outstanding immediately prior to Completion the right to receive from MergerCo USD 1.00 (the “Merger Consideration”).
The Parties have concluded, after seeking financial and legal advice, that the parameters of art. 7 para. 2 of the Merger Act are met with respect to the Merger Consideration.

2.1.1	Adjustment of Merger Consideration
The Merger Consideration shall be adjusted to reflect the economic effect of any share split, share combination, subdivision, reclassification, stock dividend, exchange of shares or similar transaction with respect to TCPI Shares that (i) is approved after the date hereof but prior to Completion and (ii) is entered into the commercial register, or has a record or effective date that occurs during such period.

2.1.2	Basis for Determining Merger Consideration
The Merger Consideration was agreed by the Parties after negotiations based on a variety of different factors including market capitalization and fundamental values of both companies and the proposed terms of the Merger Agreement. Prior to the execution of this Merger Agreement, the TCPI Board received and considered a fairness opinion from Duff & Phelps, LLC with respect to the Merger Consideration.

2.2	Implementation of the Exchange

2.2.1	Appointment and Duties of Exchange Agent
MergerCo shall appoint an Exchange Agent (the “Exchange Agent”) to implement the exchange of TCPI Shares for Merger Consideration in accordance with the terms set out in the agreement between MergerCo and the Exchange Agent and this Merger Agreement. MergerCo will, to this effect, ensure that the Merger Consideration is credited to the Exchange Agent as promptly as practicable following Completion.
TCPI shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified in this Merger Agreement.
As soon as reasonably practicable after Completion, but in no event more than five (5) business days following Completion, MergerCo will send, or will cause the Exchange Agent to send, to each holder of record of TCPI Shares evidenced by physical certificates as of Completion (and, to the extent commercially practicable, to make available for collection by hand if so elected by such holder of record), whose TCPI Shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing TCPI Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as TCPI and MergerCo may reasonably agree, including instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration.

2.2.2	Deposit
Prior to Completion, MergerCo shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of TCPI Shares, sufficient cash to be paid pursuant to Section 2.1, payable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) or distributed as soon as reasonable practicable after Completion for uncertificated TCPI Shares (without any action by the holders of such uncertificated shares) pursuant to the provisions hereof. All cash deposited with the Exchange Agent is referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions consistent with this Merger Agreement, deliver the appropriate Merger Consideration out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by MergerCo; provided that no such investment or losses thereon shall affect the Merger Consideration payable to holders of TCPI Shares entitled to receive such consideration and MergerCo shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of TCPI Shares entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, MergerCo.
Any portion of the Exchange Fund that remains undistributed to holders of TCPI Shares as of one (1) year after the Completion Date shall be delivered, upon MergerCo’s written demand, by the Exchange Agent to MergerCo and any holders of TCPI Shares that have not theretofore surrendered their Certificates in accordance with this Section 2 shall thereafter look only to MergerCo for payment of any Merger Consideration payable to such holder of TCPI Shares in the Merger.

2.2.3	Exchange
Each holder of TCPI Shares, (i) upon surrender to the Exchange Agent of a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, or (ii) as soon as reasonably practicable after Completion in the case of an uncertificated TCPI Share, in each case will be entitled to receive in exchange therefor the Merger Consideration. Following Completion, the Merger Consideration shall be paid as promptly as practicable (by wire transfer, mail or, to the extent commercially practicable, made available for collection by hand if so elected by the surrendering certificate holder) to holders of TCPI Shares in book entry form or, after receipt by the Exchange Agent of the Certificate and properly completed letter of transmittal, to holders of TCPI Shares in certificate form in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration.

2.2.4	Other Payees
If any cash payment is to be made to a person other than the person in whose name the applicable surrendered Certificate or uncertificated TCPI Share is registered, it shall be a condition of such payment that the person requesting such payment shall pay any transfer or other similar taxes required by reason of the making of such cash payment to a person other than the registered holder of the surrendered Certificate or uncertificated TCPI Share or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

2.2.5	No Further Transfers
After Completion, there shall be no further registration of transfers of TCPI Shares. From and after Completion, the holders of Certificates or uncertificated TCPI Shares shall cease to have any rights with respect to such TCPI Shares except as otherwise provided in this Merger Agreement or by applicable laws. If, after Completion, Certificates or uncertificated TCPI Shares are presented to the Exchange Agent or MergerCo, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, herein.

2.2.6	Lost, Stolen or Destroyed Certificates
If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by MergerCo, the posting by such person of a bond, in such reasonable amount as MergerCo may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration.

2.2.7	Entitlement of TCPI Shareholders and Settlement
The right to receive the Merger Consideration shall vest by operation of law in those TCPI Shareholders who hold TCPI Shares at Completion.

2.3	Treatment of Certain Share Capital and Equity

2.3.1	TCPI Shares Held by MergerCo and the Yan Group
Any TCPI Shares held by MergerCo, any member of the Yan Group or any Yan Group Affiliates shall not be exchanged in the Merger, and such TCPI Shares shall be cancelled upon Completion.

2.3.2	TCPI Shares Held by TCPI
Any TCPI Shares held by TCPI or any of its subsidiaries shall not be exchanged in the Merger, and such TCPI Shares shall be cancelled upon Completion.

2.3.3	Awards Granted under the TCPI 2014 Omnibus Incentive Plan
The Parties agree that the Merger constitutes a Change of Control as defined in the TCPI 2014 Omnibus Incentive Plan (the “Incentive Plan”). Upon the Completion, all Awards (as defined in in the Incentive Plan) outstanding immediately prior to the Completion shall, immediately prior to the Completion, become fully vested and exercisable and any performance conditions imposed with respect to such Awards shall be deemed to be achieved at the greater of (i) 100% of the Award holder’s target amount or (ii) the level of actual performance as of the Completion Date. Immediately and automatically upon Completion, each outstanding Award shall be cancelled and converted into the right to receive, subject to any applicable tax withholding, an amount equal to (i) the excess of the Merger Consideration over the exercise or purchase price (if any) per TCPI Share subject to the Award multiplied by (ii) the number of TCPI Shares subject to the Award. The TCPI Board shall make all necessary adjustments to the Awards to accomplish the foregoing. For the avoidance of doubt, any Awards outstanding immediately prior to the Completion having an exercise or purchase price per TCPI Share greater than the Merger Consideration shall be cancelled and forfeited without any liability on the part of TCPI or MergerCo.

2.3.4	No Special Benefits to Directors and Members of Senior Management
TCPI represents that neither any current or former member of the TCPI Board nor any current or former employee of TCPI has received any actual or contingent compensation or benefits, the vesting or payment of which is contingent upon the Merger, or any severance payments in the event of a termination of employment at any time following Completion other than the vesting terms in any Award agreements under the Incentive Plan and the severance terms set out in individual employment agreements as set forth in Exhibit 2.3.4.
MergerCo represents that no member of its board of directors (the “MergerCo Board”), nor any member of MergerCo’s senior management, has received any actual or contingent compensation or benefits, the vesting or payment of which is contingent upon the Merger, or any severance payments in the event of a termination of employment at any time following Completion.
TCPI covenants that TCPI shall not enter into any new compensation or benefit arrangement with any director or member of senior management from and after the date hereof without the prior written consent of MergerCo (which consent shall not be unreasonably withheld, conditioned or delayed), other than in the ordinary course of business consistent with past practice, including the issuance of Awards under the Incentive Plan.

2.4	Cessation of Trading in TCPI Shares
At the opening of the first date on which trading occurs following the approval by the Swiss Federal Commercial Registry Office (EHRA) of the entry in the journal (Tagesregistereintrag) of the Merger, trading in the TCPI Shares on any over-the-counter market shall be discontinued.

3.	Shareholders’ Meetings

3.1	MergerCo Shareholders’ Meeting
The MergerCo Board shall submit this Merger Agreement and related resolutions to a shareholders’ meeting of MergerCo (the “MergerCo Shareholders’ Meeting”) as promptly as practicable, subject to applicable law, after the formation of MergerCo. The MergerCo Board shall recommend that MergerCo shareholders approve all resolutions necessary in connection with this Merger Agreement.
Pursuant to article 18 para. 1 lit. a of the Merger Act, the approval of this Merger Agreement at the MergerCo Shareholders’ Meeting requires the vote of at least two-thirds of MergerCo’s registered shares (each, a “MergerCo Share”) represented at the MergerCo Shareholders’ Meeting and the absolute majority of the nominal value of the MergerCo Shares represented at the MergerCo Shareholders’ Meeting.

3.2	TCPI Shareholders’ Meeting
The TCPI Board shall submit this Merger Agreement and related resolutions to a shareholders’ meeting of TCPI (the “TCPI Shareholders’ Meeting”) as promptly as practicable, subject to applicable law, after dissemination of the Proxy Statement to TCPI Shareholders. TCPI shall make this Merger Agreement, the Merger Report and the Merger Balance Sheet available for inspection by the TCPI Shareholders at least thirty (30) days prior to the TCPI Shareholders’ Meeting.
Pursuant to article 18 para. 5 of the Merger Act, the approval of this Merger Agreement at the TCPI Shareholders’ Meeting requires the vote of at least 90% of all TCPI Shares.

4.	Representations and Warranties of TCPI

4.1	Corporate Existence and Authorization
TCPI is duly incorporated and organized and validly existing under the laws of Switzerland and has the full corporate capacity, power and authority, duly authorized by all requisite corporate actions, to enter into this Merger Agreement and to consummate the Merger and any transactions contemplated hereunder and to perform its obligations hereunder (subject, in each case, to the receipt of approval at the TCPI Shareholders’ Meeting).

4.2	Due Execution
This Merger Agreement has been duly executed by TCPI and constitutes a legal, valid and binding obligation of TCPI, enforceable against TCPI in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally.

4.3	No Conflict
The execution and performance by TCPI of this Merger Agreement and the consummation of the Merger and the other transactions contemplated hereunder do not and will not (i) violate or conflict in any respect with any provision of the Articles of Association, Organizational Regulations or any other organizational document of TCPI, (ii) violate or conflict with any law applicable to TCPI or any of its subsidiaries or (iii) except as expressly envisaged in this Merger Agreement, require any registration or filing by TCPI or any of its subsidiaries with, or any permit, license, exemption, consent, authorization or approval of, or the giving of any notice by TCPI or any of its subsidiaries to, any governmental entity, except, in the case of clauses (ii) and (iii), to the extent not reasonably expected to be material to TCPI and its subsidiaries taken as a whole.

4.4	Capitalization
TCPI’s share capital registered in the Commercial Register of Zug amounts to CHF 29,982,345.00 and is divided into 29,982,345 registered shares with a nominal value of CHF 1.00 each. As of September 26, 2017, TCPI has issued 29,242,603 TCPI Shares. All issued TCPI Shares have been validly issued, fully paid and are non-assessable. Except as set forth in this Section 4.4 or on Exhibit 4.4(i), there are no outstanding shares, other equity or equity-linked securities, options, warrants, calls, rights or commitments, or any other agreements of any character relating to the sale, issuance, voting or the granting of rights to acquire any shares or other equity or equity-linked securities of TCPI.
The shareholdings of TCPI in each of its subsidiaries (the “TCPI Subsidiaries”) is set forth on Exhibit 4.4(ii) (the “TCPI Subsidiary Shares”) and the TCPI Subsidiaries have no other outstanding shares, other equity or equity-linked securities, options, warrants, conversion rights, or any other agreements relating to the sale, issuance, voting or the granting of rights to acquire any shares or other equity or equity-linked securities. TCPI is the sole legal and beneficial owner of the Subsidiary Shares, free and clear of any liens other than restrictions imposed by applicable law or set forth on Exhibit 4.4(ii). All Subsidiary Shares have been validly issued, fully paid, are non-assessable and constitute all of the shares in the TCPI Subsidiaries.

4.5	TCPI Financial Statements, No Material Adverse Effect
Copies of TCPI’s unaudited consolidated balance sheets as of December 31, 2015, December 31, 2016 and September 30, 2017 and the related unaudited consolidated statements of comprehensive (loss) income and cash flows for such fiscal years or nine-month period, as applicable, have been made available to MergerCo (collectively, the “TCPI Financial Statements”). The TCPI Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the periods indicated (except as may be indicated in any notes thereto and subject to normal non-material year-end adjustments in the case of any interim financial statements) and fairly present, in all material respects, the consolidated financial position of TCPI and its consolidated subsidiaries as of the respective dates they were prepared and the results of the operations of TCPI and its consolidated subsidiaries for the periods indicated.
Since September 30, 2017, there has not occurred any Material Adverse Effect (as defined below).

4.6	Finder’s Fees
Except as set forth on Exhibit 4.6, neither TCPI nor any of its subsidiaries has employed any broker, financial adviser, finder or other intermediary in connection with the transactions contemplated by this Merger Agreement to whom it would be obligated to pay a broker’s, finder’s or similar fee, commission or other compensation.

4.7	Date of Representations, No Other Representations
TCPI makes the representations and warranties set forth in Section 2.3.4 and this Section 4 as of the date of this Merger Agreement (except to the extent that any such representation or warranty specifies that it is made as of any other date, in which case as of such date).
Notwithstanding anything to the contrary in this Merger Agreement, TCPI makes no representations or warranties with respect to its and its subsidiaries’ businesses or assets, liabilities or contracts.
Notwithstanding anything in this Merger Agreement to the contrary, it is not a condition precedent to the Merger that the representations and warranties set forth in Section 2.3.4 and this Section 4 be true and correct as of any date and any failure of such representations and warranties to be true and correct as of any date shall not impact the obligations of the Parties under this Merger Agreement.

5.	Representations and Warranties of MergerCo

5.1	Corporate Existence and Authorization
MergerCo is in formation by MergerCo Incorporator and, upon its formation, will be duly incorporated and organized and validly existing under the laws of Switzerland and will have the full corporate capacity, power and authority, duly authorized by all requisite corporate actions, to enter into this Merger Agreement and to consummate the Merger and any transactions contemplated hereunder and to perform its obligations hereunder (subject, in each case, to the receipt of approval at the MergerCo Shareholders’ Meeting).

5.2	Due Execution
This Merger Agreement has been duly executed by MergerCo Incorporator and will, upon MergerCo’s formation, be duly executed by MergerCo and constitutes a legal, valid and binding obligation of MergerCo, enforceable against MergerCo in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting the enforcement of creditors’ rights generally.

5.3	No Conflict
The execution and performance by MergerCo of this Merger Agreement and the consummation of the Merger and the other transactions contemplated hereunder do not and will not (i) violate or conflict in any respect with any provision of the Articles of Association, Organizational Regulations or any other organizational document of MergerCo, (ii) violate or conflict with any law applicable to MergerCo or any of its subsidiaries or (iii) except as expressly envisaged in this Merger Agreement, require any registration or filing by MergerCo or any of its subsidiaries with, or any permit, license, exemption, consent, authorization or approval of, or the giving of any notice by MergerCo or any of its subsidiaries to, any governmental entity, except, in the case of clauses (ii) and (iii), to the extent not reasonably expected to be material to MergerCo.

5.4	Capitalization
Upon MergerCo’s formation, all issued MergerCo Shares will be validly issued, fully paid, non-assessable and will be owned of record by MergerCo Incorporator. There are no outstanding shares, other equity or equity-linked securities, options, warrants, calls, rights or commitments, or any other agreements of any character relating to the sale, issuance, voting or the granting of rights to acquire any shares or other equity or equity-linked securities of MergerCo.
MergerCo has no subsidiaries.

5.5	Finder’s Fees
MergerCo has not employed any broker, financial adviser, finder or other intermediary in connection with the transactions contemplated by this Merger Agreement to whom it would be obligated to pay a broker’s, finder’s or similar fee, commission or other compensation.

5.6	Date of Representations, No Other Representations
MergerCo Incorporator makes the representations and warranties set forth in Section 2.3.4, this Section 5 and Section 6.2 as of the date of this Merger Agreement and MergerCo makes such representations and warranties as of the date of its formation (except to the extent that any such representation or warranty specifies that it is made as of any other date, in which case as of such date).
Notwithstanding anything to the contrary in this Merger Agreement, MergerCo makes no representations or warranties with respect to its and its subsidiaries’ businesses or assets, liabilities or contracts.
Notwithstanding anything in this Merger Agreement to the contrary, it is not a condition precedent to the Merger that the representations and warranties set forth in this Section 5 be true and correct as of any date and any failure of such representations and warranties to be true and correct as of any date shall not impact the obligations of the Parties under this Merger Agreement.

6.	Interim Covenants

6.1	Merger Audit
MergerCo and the TCPI Board shall jointly appoint BDO Ltd. as their joint auditor to conduct the audit of the Merger, the Merger Agreement, the Merger Balance Sheet and the Merger Report as set forth in art. 15 of the Merger Act.

6.2	Employee Matters
TCPI undertakes to inform its employees, in compliance with art. 28 of the Merger Act, of (i) the reasons for the Merger and (ii) the legal, economic and social consequences of the Merger. All communications made to TCPI’s employees by or on behalf of either Party in connection with this Section 6.2 shall, subject to applicable law and to the extent reasonably practicable, be disclosed to the other Party in advance of the distribution thereof and the Parties shall consult and cooperate with one another, and consider in good faith the comments of one another, in connection with any such communications.
The Parties confirm that, except as set forth on Exhibit 6.2, no measures affecting the employees are envisaged.
MergerCo represents that it does not have any employees.

6.3	Proxy Statement
As soon as practicable following the date of this Merger Agreement, TCPI shall prepare and disseminate a proxy statement in definitive form relating to the TCPI Shareholders’ Meeting (the “Proxy Statement”). MergerCo shall furnish as promptly as practicable such information concerning MergerCo and the Merger reasonably requested in connection with such actions or in connection with any other filing required under applicable law. The Proxy Statement shall be disclosed to MergerCo at least five (5) days prior to the dissemination thereof and the Parties shall consult and cooperate with one another, and consider in good faith the comments of one another, in connection with the preparation of the Proxy Statement.

6.4	Conduct of Business
From the date hereof until the Completion Date (as defined in Section 7.4), TCPI shall conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) keep available the services of its officers, employees and consultants and (iii) maintain relationships with its customers, suppliers and others having significant business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Merger Agreement, without the prior written consent of MergerCo (which consent shall not be unreasonably withheld, conditioned or delayed), TCPI shall not, nor shall it permit any of its subsidiaries to do or permit to be done any of the following, save for any items set forth on Exhibit 6.4 hereto or expressly contemplated by this Merger Agreement or the Restructuring:

(a)	amend its Articles of Association, Organizational Regulations or any other organizational document (whether by merger, consolidation or otherwise);

(b)	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(c)	commence any proceeding or file any petition in any court relating to the bankruptcy, reorganization, insolvency, or relief from creditors;

(d)
(i) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any TCPI securities or securities of any of its subsidiaries, other than the issuance of TCPI Shares pursuant to Awards outstanding on the date hereof under the Incentive Plan or (ii) amend any term of any TCPI security or securities of any of its subsidiaries (whether by merger, consolidation or otherwise);

(e)
(i) split, combine or reclassify any TCPI Shares or declare, (ii) set aside or pay any dividend or other distribution (whether in cash, shares or property) in respect of its share capital except for dividends or other distributions payable by any wholly owned subsidiary of TCPI, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any TCPI securities or securities of any of its subsidiaries.

(f)
(i) acquire any material assets or property other than (x) in the ordinary course of business consistent with past practice or (y) as required by contracts or agreements in effect on the date hereof or (ii) (x) sell, lease, license, dispose of or otherwise transfer any material assets or property, other than in the ordinary course of business consistent with past practice or as required by existing contracts or agreements in effect on the date hereof or (y) sell, assign, license or otherwise transfer any material intellectual property owned by or licensed to TCPI except pursuant to contracts or agreements in effect on the date hereof;

(g)	amend, modify, waive any right, or terminate, in each case, in any material and adverse respect, any contract with a material customer or vendor;

(h)	incur, guarantee or otherwise become liable for any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practice;

(i)	create or incur any lien on any material assets or property other than in the ordinary course of business consistent with past practice;

(j)
(i) settle, or propose to settle, any action, suit, investigation, proceeding or claim that is material to TCPI and its subsidiaries taken as a whole or that relates to the transactions contemplated hereby or (ii) intentionally waive, release or assign any material right or claim;

(k)
(i) adopt, terminate, enter into or amend any employee benefit plan, except as required by law, or any individual employment, severance, change in control or consulting agreement (other than in the ordinary course of business consistent with past practice), (ii) make, grant or promise any bonus or any wage or salary increase to any employee, officer or director, or make, grant or promise any other change in employment terms for any employee, officer or director, or (iii) enter into any new labor or collective bargaining agreement or terminate any such existing agreement, except as required by law or by the terms thereof; or

(l)	resolve, commit or agree to do any of the foregoing.

6.5	Announcements
Except as required by applicable legal requirements, each Party shall provide reasonable prior notice to the other Party of any press release or public announcement in respect of this Merger Agreement or the transactions contemplated hereby or any other communication with the news media, and the Parties shall to the extent reasonably practicable consult with each other in good faith in order to reach agreement as to the form, timing and contents of any such press release, public announcement or disclosure.

6.6	Third Party Claims in Connection with the Merger
If any person other than the Parties (such persons including but not limited to shareholders of a Party) raises claims against a Party, including but not limited to a member of the board of directors or the management of a Party in connection with the Merger, the Parties undertake to fully support and closely co-operate with each other in order to defend their position. TCPI shall not settle any such claim without the consent of MergerCo (which consent shall not be unreasonably withheld, conditioned or delayed).

6.7	Directors’ and Officers’ Insurance
TCPI shall obtain, effective as of Completion, “tail” insurance policies with a claims period of six years following Completion with at least the same coverage and amounts as the current policies of directors’ and officers’ liability insurance maintained by TCPI, in each case with respect to claims arising out of or relating to events that occurred before or at the Completion (including in connection with the transactions contemplated by this Merger Agreement); provided that in no event shall TCPI be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by TCPI for such insurance for the covered persons prior to the date hereof.

6.8	Further Assurances
Subject to, and without limiting the generality of, each other term and condition set forth in this Merger Agreement, MergerCo and TCPI shall cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Merger Agreement and applicable laws to cause Completion (including satisfaction of the conditions precedent to the Merger specified in Section 7.2), and completion of the other transactions contemplated by this Merger Agreement, to occur as soon as practicable, including executing and delivering all such other agreements, certificates, instruments and documents as any Party reasonably may request in order to carry out the intent and accomplish the purposes of this Merger Agreement.

6.9	Financing
MergerCo shall use its reasonable best efforts to obtain financing in an amount sufficient to enable (i) the payment of all Merger Consideration required to be paid to TCPI Shareholders pursuant to Section 2.1 and (ii) the repayment of all Obligations (as defined in the Credit Agreement) outstanding as of the Completion (the “Repayment Financing”) under the Amended and Restated Revolving Credit and Security Agreement, dated as of September 29, 2016, among PNC Bank, National Association (“PNC”), Technical Consumer Products, Inc., Technical Consumer Products Canada, Inc. and Bowman Lamps, LLC (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).
MergerCo and TCPI shall cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to enter into an agreement with PNC on terms reasonably satisfactory to the Parties pursuant to which PNC shall agree, through June 30, 2018 or longer, not to accelerate the Obligations (as defined in the Credit Agreement), terminate the Credit Agreement or terminate the obligations of the lenders thereunder to make advances pursuant to Section 11.1 thereof (the “Credit Agreement Extension”).

6.10	Restructuring
Prior to the Completion, TCPI will use reasonable best efforts to effect the matters set forth on Exhibit 6.10 (such matters, the “Restructuring”).
The Parties agree to cooperate in good faith to determine whether any notification may be required under the Worker Adjustment and Retraining Notification Act of 1988 (as amended, the “WARN Act”) or any similar law as a result of the actions contemplated by the Restructuring. In connection with the Restructuring, TCPI shall comply with the WARN Act and any similar law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting its or its subsidiaries’ employees and occurring prior to the Completion.

6.11	Formation of MergerCo, Liability of MergerCo Incorporator, Amendment and Restatement of Merger Agreement
MergerCo Incorporator shall use its best efforts to complete the formation of MergerCo and the registration of MergerCo in the competent Commercial Register as soon as possible following the date hereof, and in any event within forty-five (45) days of the date hereof.
The Parties acknowledge and agree that, pursuant to art. 645 para. 2 of the Swiss Code of Obligations, until the formation of MergerCo has been registered in the competent Commercial Register and the MergerCo Board has resolved to assume all obligations of MergerCo hereunder, approve the Merger Report and ratify the appointment of the joint auditor pursuant to Section 6.1 (the “MergerCo Board Assumption Resolution”), MergerCo Incorporator shall be liable for all obligations of MergerCo hereunder.
If requested by a competent Commercial Register, as soon as reasonably practicable following the adoption of the MergerCo Board Assumption Resolution, TCPI and MergerCo shall execute an amendment and restatement of this Merger Agreement with only such changes as are necessary to reflect the formation of MergerCo.

7.	Validity and Completion

7.1	Effectiveness of the Merger Agreement
This Merger Agreement shall be effective upon its execution.

7.2	Conditions Precedent to the Merger
The obligations of the Parties to cause the Completion shall be subject to the satisfaction of the following conditions precedent, as follows:

(a)	For TCPI and MergerCo, approval of this Merger Agreement and all related resolutions at the TCPI Shareholders’ Meeting by holders of 90% or more of the TCPI Shares;

(b)
For MergerCo, TCPI shall have delivered to MergerCo copies of the audited Merger Balance Sheet and such Merger Balance Sheet shall indicate that TCPI is not over-indebted (Überschuldung) or subject to a capital loss (Kapitalverlust);

(c)	For MergerCo, TCPI shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement prior to the Completion;

(d)	For MergerCo, TCPI shall have effected the Restructuring within the time frames described therein;

(e)	For MergerCo, either (i) MergerCo shall have obtained the Repayment Financing or (ii) the Parties shall have entered into the Credit Agreement Extension;

(f)
For MergerCo, from the date hereof and prior to the Completion, there shall not have occurred any material adverse effect on the financial condition, business, assets or results of operations of TCPI and its subsidiaries, taken as a whole, excluding any effect resulting from 7.2.2 general economic or political conditions, 7.2.3 conditions generally affecting the industries or geographic markets in which TCPI or any of its subsidiaries operate, 7.2.4 any changes in financial, banking, credit or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates, 7.2.5 acts of war, armed hostilities, civil unrest or terrorism, 7.2.6 any natural or manmade disaster or similar force majeure event, 7.2.7 any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the consent of (whether written or oral) or at the request of (whether written or oral) MergerCo, the Yan Group or a Yan Group Affiliate, 7.2.8 any action expressly contemplated by the Restructuring, 7.2.9 any matter of which MergerCo, the Yan Group or a Yan Group Affiliate is aware on the date hereof, including any matter set forth on any Exhibit hereto, 7.2.10 any changes or proposed changes in applicable laws or accounting rules or the enforcement, implementation or interpretation thereof, 7.2.11 the announcement, pendency or completion of the transactions contemplated by this Merger Agreement or the identity of MergerCo or its affiliates (including the Yan Group or a Yan Group Affiliate), including any losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with TCPI or any of its subsidiaries, 7.2.12 the filing, defense or settlement of any shareholder class action or derivative litigation commenced against TCPI or its directors with respect to this Merger Agreement or the transactions contemplated hereby, 7.2.13 any actual or threatened reduction in sales by TCPI and its subsidiaries to the customers set forth on Exhibit 7.2(f)(xii) or 7.2.14 any failure by TCPI and its subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this Section 7.2(f)) shall not be excluded) (any such effect, a “Material Adverse Effect”); and

(a)
For TCPI and MergerCo, no order or injunction shall have been issued or threatened in writing by any governmental authority or a competent court that (i) prohibits the completion of the Merger or (ii) seeks to prevent any member of the Yan Group or a Yan Group Affiliate from participating in the transactions described herein.

Each Party shall have the right to waive, at any time prior to the Completion, any of the conditions precedent to its obligations to cause the Completion hereunder.

7.3	Applications to the Commercial Register
The applications for the entry in the competent Commercial Registers shall be filed by each respective Party as soon as practicable following the approval of the Merger at the TCPI Shareholders’ Meeting. Notwithstanding the foregoing, TCPI and MergerCo shall refrain from filing such applications if any of the conditions precedent set forth in Section 7.2 are not satisfied at such time; provided that TCPI and MergerCo shall promptly file such applications following the satisfaction of such conditions precedent.
If the competent Commercial Register requires that any amendments be made to this Agreement in order to register the Merger, the Parties shall, to the extent such amendments are immaterial, cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to implement such amendments.

7.4	Completion
Subject to Section 7.2, Completion shall occur on the date (the “Completion Date”) in which entries into the Commercial Register in respect to both Parties have been made.

7.5	Termination of the Merger Agreement

7.5.1	Grounds For Termination

(a)	MergerCo and TCPI may terminate this Merger Agreement by mutual written agreement.

(b)
Either MergerCo or TCPI may terminate this Merger Agreement if the conditions precedent to the Merger specified in Section 7.2 have not been satisfied by March 30, 2018 (the “Long Stop Date”), other than as a result of the failure of the Party seeking termination to perform or comply with any of the covenants or agreements to be performed or complied with by it prior to the Completion (including, in the case of MergerCo, the formation of MergerCo).

(c)
Either MergerCo or TCPI may terminate this Merger Agreement if the other Party is in material breach of its obligations hereunder and (i) the breaching Party is not using commercially reasonable efforts to cure such breach or (ii) such breach is incapable of being cured by the Long Stop Date.

(d)	TCPI may terminate this Merger Agreement if MergerCo Incorporator has not formed MergerCo within forty-five (45) days of the date hereof.

(e)	TCPI may terminate this Merger Agreement if this Merger Agreement and related resolutions have not been approved at the MergerCo Shareholders’ Meeting on the date of MergerCo’s formation.

7.5.2	Effect of Termination
The termination of this Merger Agreement shall also terminate all rights and obligations arising out of this Merger Agreement, with the exception of (i) those under Section 8.3, Section 8.7 and this Section 7.5, which shall continue to be in full force and effect, as well as (ii) any claims for damages if a Party has caused the termination of this Merger Agreement by a breach of this Merger Agreement or applicable law.

8.	Miscellaneous

8.1	Confidentiality
The content of the negotiations of the Merger Agreement and matters related thereto, including any documents and information exchanged in this regard shall be treated as confidential by the Parties, subject to any legal or regulatory obligations to provide information to governmental authorities (including courts, securities regulators and stock exchanges).

8.2	Notices
Any notice, request, or other communication under this Merger Agreement shall be deemed validly given upon receipt by the Party to whom it is addressed; provided, however, that it has been given in writing and sent by certified, registered or express mail or by email to the following address:
If to TCPI:
TCP International Holdings Ltd.
325 Campus Drive
Aurora, OH 44202
USA
Attn:    Brian Catlett
Email:    bcatlett@tcpi.com
With a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606
USA
Attn:    Shilpi Gupta
Email:    shilpi.gupta@skadden.com
With a copy to (which shall not constitute notice):
Lenz & Staehelin
Brandschenkestrasse 24
CH-8027 Zürich
Switzerland
Attn:    Hans-Jakob Diem
Email:    hans-jakob.diem@lenzstaehelin.com
If to MergerCo:
300 Lena Drive
Aurora, OH 44202
USA
Attn:    Ellis Yan
Email:    ellisyanclassic@gmail.com
With a copy to (which shall not constitute notice):
Benesch Friedlander Coplan & Aronoff LLP.
200 Public Square, Suite 2300
Cleveland, OH 44114
USA
Attn:    Ira C. Kaplan
    Sean T. Peppard
Email     ikaplan@beneschlaw.com
    speppard@beneschlaw.com
With a copy to (which shall not constitute notice):
Pestalozzi Attorneys at Law Ltd
Loewenstrasse 1
CH-8001 Zürich
Switzerland
Attn:    Christoph Lang
Email:    christoph.lang@pestalozzilaw.com
or to such other address which a Party may have communicated to the other Party in accordance with this Section 8.2.

8.3	Costs
Each Party shall bear its own costs (such as attorneys’ and bankers’ fees). Costs that are jointly incurred (such as the fees of the joint auditor) shall be evenly divided.

8.4	Modifications and Amendments, Joint Negotiation
Any modifications to, or waivers of any provisions of, this Merger Agreement must be made in writing by MergerCo and TCPI.
The Parties agree that they jointly negotiated and prepared this Merger Agreement and that this Merger Agreement shall not be construed against any Party on the grounds that such Party prepared or drafted the same.

8.5	Severability
Each provision of this Merger Agreement shall be interpreted in such manner that it is effective and valid under applicable law. If any provision of this Merger Agreement shall be unenforceable or invalid even though, such provision shall be ineffective only to the extent of such unenforceability or invalidity and be replaced by such valid and enforceable provision which a reasonable party acting in good faith would consider to match as closely as possible the invalid or unenforceable provision and to attain the same or a similar economic effect. The remaining provisions of this Merger Agreement shall continue to be binding and in full force and effect.

8.6	Non-Assignment
Neither Party may assign any of its rights under this Merger Agreement without the prior written consent of the other Party.

8.7	Applicable Law and Jurisdiction
The Merger and this Merger Agreement (and any claims or disputes arising out of or related thereto or hereto or to the inducement of any Party to enter therein or herein) shall in all respects be governed by, and construed in accordance with, the laws of Switzerland, including all matters of construction, validity and performance, in each case without reference to any conflict of laws rules that might lead to the application of the laws of any other jurisdiction. Any dispute between the Parties shall be resolved, at the exclusion of any other competent courts of law, by the courts of the City of Zug, Switzerland.

8.8	Jurisdiction on Shareholders’ Claims
Any shareholders’ claims based on the Merger Act which arise out of or are made in connection with the Merger or this Merger Agreement shall exclusively be decided by the Swiss courts either at the seat of MergerCo or at the seat of TCPI, as applicable.
[signatures on next page]
TCP International Holdings Ltd.

By: /s/ Brian Catlett
Name: Brian Catlett
Title: Chief Executive Officer

Quality Light Source GmbH, in formation

By: Q L Light Source Company Limited, as representative By: /s/ Solomon Yan
Name: Solomon Yan
Title: President

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